Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue)

35th Floor

New York, NY 10019

May 23, 2014

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201

Dear Sir or Madam:

On behalf of Direxion Shares ETF Trust (the “Trust”), please find filed herewith Post-Effective Amendment No. 102 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (also filed as Amendment No. 104 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 102 is being filed for the purpose of adding eight new series; the Direxion Daily Mid Cap Bull 2X Shares, Direxion Daily Small Cap Bull 2X Shares, Direxion Daily 7-10 Year Treasury Bull 2X Shares, Direxion Daily 20+ Year Treasury Bull 2X Shares, Direxion Daily Mid Cap Bear 2X Shares, Direxion Daily Small Cap Bear 2X Shares, Direxion Daily 7-10 Year Treasury Bear 2X Shares and the Direxion Daily 20+ Year Treasury Bear 2X Shares.

Except as noted below, the form and text of the Prospectus and SAI included in Post-Effective Amendment No. 102 are substantially similar to the Prospectus and statement of additional information (“SAI”) contained in the following currently effective registration statement for the Trust and previously reviewed by the Staff in the following registration statement filed pursuant to Rule 485(a):

Post-Effective Amendment No. 84 to Direxion Shares ETF Trust registration statement on Form N-1A filed pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the 1940 Act and the regulations thereunder various series of the Direxion Shares ETF Trust (Accession No. 0001193125-13-146098) (April 8, 2013).

Accordingly, we request that the Staff use the limited review procedure of 1933 Act Release No. 6510 (February 15, 1984) in reviewing Post-Effective Amendment No. 102. Pursuant to Rule 485(a)(2) under the 1933 Act, this Post-Effective Amendment will become effective on August 8, 2014. The Registrant respectfully requests that the Staff furnish the Registrant with any comments on this filing by July 7, 2014. This will assist the Registrant in keeping to its expected commencement of operations date and prospectus printing schedule.

The following portions of the Prospectus and SAI differ from these earlier filings, however: the Investment Objective and Principal Investment Strategies; certain risks in the Principal Investment Risks such as the Effects of Compounding and Market Volatility Risk, Gain Limitation Risk, Intra-Day Investment Risk and the Additional Information Regarding Investment Techniques and Policies which have been modified to reflect leverage of 200% or -200% instead of 300% or -300%.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Eric S. Purple of K&L Gates at (202) 778-9220.

Sincerely,

/s/ Angela Brickl
Angela Brickl
Chief Compliance Officer
Rafferty Asset Management, LLC